

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

James P. Henderson
Chief Financial Officer
Vitesse Energy, Inc.
9200 E. Mineral Avenue, Suite 200
Centennial, Colorado 80112

  **Re:  Vitesse Energy, Inc.**
    **Registration Statement on Form S-3**
    **Filed February 1, 2024**
    **File No. 333-276821**

Dear James P. Henderson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Claudia Rios at 202-551-8770 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc:  Brenda Lenahan, Esq.